UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 16, 2023

Trajectory Alpha Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41143	86-1837862
(Commission File Number)	(IRS Employer Identification No.)

99 Wall Street, Suite 5801

New York, New York 10005

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (646) 450-2536

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Public Warrant	TCOA.U	New York Stock Exchange
Class A Common Stock, $0.0001 par value per share	TCOA	New York Stock Exchange
Public Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	TCOA WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On June 14, 2023, the board of directors of Trajectory Alpha Acquisition Corp. (the “Company”) approved resolutions pursuant to which a certificate of amendment will be filed in the office of the Secretary of State of Delaware to change the Company’s name from “Trajectory Alpha Acquisition Corp.” to “Zalatoris Acquisition Corp.” (the “Name Change”). The Company’s CUSIP remains 89301B 302, and the Company’s ticker symbols remain “TCOA.U”, “TCOA” and “TCOA WS”. Under Section 242 of the Delaware General Corporation Law, the Name Change does not require a special meeting of the stockholders to vote to adopt the new name. The Name Change will be effective as of June 26, 2023 due to the Company’s compliance with Section 204.18 of the NYSE Listed Company Manual regarding advance notice to the NYSE.

Item 7.01.	Regulation FD Disclosure.

On June 16, 2023, the Company issued a press release announcing the Name Change. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

99.1	Press Release

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRAJECTORY ALPHA ACQUISITION CORP.

Dated: June 16, 2023	By:	/s/ Paul Davis
Paul Davis Chief Executive Officer and Director

Exhibit 99.1

Trajectory Alpha Acquisition Corp. to Begin Trading Under New Company Name, Zalatoris Acquisition Corp.

NEW YORK, NY, June 16, 2023 — On June 14, 2023, the board of directors of Trajectory Alpha Acquisition Corp. (the “Company”) approved resolutions pursuant to which a certificate of amendment will be filed in the office of the Secretary of State of Delaware to change the Company’s name from “Trajectory Alpha Acquisition Corp.” to “Zalatoris Acquisition Corp.” (the “Name Change”). The Company’s CUSIP remains 89301B 302, and the Company’s ticker symbols remain “TCOA.U”, “TCOA” and “TCOA WS”. This Name Change will be effective as of June 26, 2023.

The Company will issue a press release announcing the date on which it begins trading under its new name, Zalatoris Acquisition Corp.

About J. Streicher

J. Streicher, a private and diverse US financial organization, is founded on tradition, personal relationships, innovation, and steadfast principles. Its subsidiary, J. Streicher & Co. LLC, (the “Broker Dealer”), holds the distinction of being one of the oldest firms on the New York Stock Exchange (“NYSE”), with roots dating back to 1910. Throughout its history, it has consistently provided exceptional service to its family of listed companies, even in challenging market conditions.

While our Broker Dealer primarily focuses on NYSE activities, our international investment team specializes in identifying, investing in, and nurturing potential target companies, guiding them through the complex process of transitioning into publicly traded entities. Our ultimate goal is to position these companies for a successful listing. Our core strength lies in our ability to recognize strategic private target companies and assist them in becoming publicly traded entities on prestigious exchanges such as the NYSE or NASDAQ.

PR Contact for J. Streicher

Email: pr@zalatorisac.com

Number: +1 (917) 675-3106